FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F    ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____ No    ✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

The notice of annual general meeting of shareholders of JA Solar Holding Co., Ltd. (the “Registrant”), to be held on June 30, 2010.

JA Solar Holdings Co., Ltd.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on June 30, 2010

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of JA Solar Holding Co., Ltd. (the “Company”) will be held on June 30, 2010 at 10:30 a.m., Beijing time, at the conference room of the Company, No. 36, Jiang Chang San Road, Zhabei, Shanghai, the People’s Republic of China, for the following purposes:

1.	To receive and consider the audited financial statements and the Reports of the Chairman and Chief Executive Officer for the year ended December 31, 2009.

2.	To elect Peng Fang as a director of the Company, and authorize the board of directors to fix his remuneration.

3.	To elect Yuwen Zhao as a director of the Company, and authorize the board of directors to fix his remuneration.

4.	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on May 26, 2010 are entitled to vote at the annual general meeting.

FOR THE BOARD OF DIRECTORS
Baofang Jin
Chairman of the Board of Directors
Dated: May 24, 2010

JA SOLAR HOLDINGS CO., LTD.	No.36, Jiang Chang San Road, Zhabei, Shanghai, China, 200436 www.jasolar.com	Tel: +86(21)6095 5999 / 6095 5888 Fax: +86(21)6095 5959 / 6095 5858

Resume of director candidates:

Peng Fang.   Dr. Fang Peng was appointed Chief Executive Officer in January 2010. Dr. Fang joins JA Solar with more than 20 years of executive management experience with leading global technology companies in the solar and semiconductor industries in both the U.S. and China. Dr. Fang was president of Best Solar Co., Ltd., where he turned a start-up company into an internationally known solar module company in just 18 months. Dr. Fang was formerly president of Huahong NEC, one of the largest semiconductor foundries in China. Dr. Fang has also held various technology and management positions at Applied Materials and AMD in the U.S. Dr. Fang received his Ph.D and MSEE degrees from the University of Minnesota. He was also a postdoctoral research fellow at the EECS Department of UC Berkeley. Dr. Fang was chairman of the IEEE Electron Devices Society, Santa Clara Valley Chapter.

Yuwen Zhao. Mr. Yuwen Zhao has extensive experience in the study of high efficiency solar cell and solar energy materials. He is a well-known international solar industry expert, currently serving as vice chairman of the Chinese Renewable Energy Industries Association and is a director of international solar energy industry associations such as PVSEC and WCPEC. Since 1978, Mr. Zhao has been vice chairman, chief engineer, director of academy committee and chief scientist of Beijing Solar Energy Institute. He is also a member of the editorial board of Solar Energy Journal. Prior to his engagement at Beijing Solar Energy Institute, Mr. Zhao was a researcher in the Institute of Mechanics in the Chinese Academy of Sciences and 501 Institute of Ministry of Aerospace Industry. He is also the founder of Chinese National New Energy Engineering Research Center. Mr. Zhao graduated from Tianjin University in 1964 and studied in Germany in 1990 and 1991.

JA SOLAR HOLDINGS CO., LTD.	No.36, Jiang Chang San Road, Zhabei, Shanghai, China, 200436 www.jasolar.com	Tel: +86(21)6095 5999 / 6095 5888 Fax: +86(21)6095 5959 / 6095 5858

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang

Name:	Peng Fang

Title:	Chief Executive Officer

Date: April 24, 2010